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                           September 24, 2021

       Michael T. Pugh
       President and Chief Executive Officer
       Carver Bancorp, Inc.
       75 West 125th Street
       New York, New York 10027

                                                        Re: Carver Bancorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 15,
2021
                                                            File No. 333-259551

       Dear Mr. Pugh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance